UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*
A.M. Castle & Co.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

148411 309
(CUSIP Number)

John Barrett Corre Partners Management, LLC 12 East 49th Street, 40th Floor New York, NY 10017 (646-863-7152)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 148411 309	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Corre Opportunities Qualified Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 233,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 233,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 148411 309	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Corre Partners Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 233,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 233,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 148411 309	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Corre Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 233,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 233,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 148411 309	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 233,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 233,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 148411 309	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eric Soderlund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 233,472
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 233,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 148411 309	SCHEDULE 13D	Page 7 of 11

Explanatory Note

This Schedule 13D Amendment No. 1 (this “Amendment No. 1”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”) of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons initially acquired shares of Common Stock upon extinguishment of certain debt obligations of the Company in its Chapter 11 bankruptcy reorganization and the cancellation and extinguishment of the Company’s prior common stock and issuance of the Common Stock to the Reporting Persons in 2017.

On February 27, 2020, Qualified Master Fund entered into a support and exchange agreement (the “Support Agreement”) with the Company pursuant to which Qualified Master Fund agreed, in connection with the Company’s future exchange offer and consent solicitation (the “Exchange Offer”), to tender its 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 issued by the Company (the “Old Notes”) in exchange for the Company’s 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024 (the “New Notes”) and shares of Common Stock, and to consent to certain proposed amendments to the terms of the Old Notes. The New Notes will be convertible into shares of Common Stock at the option of holders.

The summary of the Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is filed as Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on February 27, 2020 (File No. 1-5415) and is incorporated by reference herein as Exhibit 6 hereto.

If the Exchange Offer is completed, the Company has agreed to call a special meeting of stockholders (or consider such matters at its upcoming annual meeting of stockholders) to be held as soon as reasonably practicable for stockholders of record as of a date occurring on or after the closing date of the Exchange Offer (which will include holders of Old Notes who receive shares of Common Stock in the Exchange Offer) to consider the following matters: (1) a proposal to amend the Company’s articles of amendment and restatement to increase the number of shares of Common Stock authorized for issuance, in order to provide a sufficient number of authorized shares of Common Stock for the issuance of shares upon conversion of the New Notes, (2) a proposal to amend the Company’s articles of amendment and restatement to effect a reverse stock split of shares of the Common Stock; and (3) any other matters properly brought before the meeting.

CUSIP No. 148411 309	SCHEDULE 13D	Page 8 of 11

The Reporting Persons have engaged and may continue to engage in discussions with management, the Company’s board of directors, other stockholders and creditors of the Company and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Company, including, without limitation, matters concerning the business, operations, governance, board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) and strategic plans of the Company. The Reporting Persons intend to engage in discussions with other current or prospective holders of the Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities of the Company. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the business, operations, governance, board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) or strategic plans of the Company, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the financial position and strategic direction, actions taken by management or the board of directors of the Company, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, proposing or nominating director candidates to the board of directors of the Company, proposing changes in the operations, governance, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer), use of capital, financial metrics, capital allocations, corporate structure, including acquisitions or dispositions of the Company, purchasing additional, or selling some or all of, their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

CUSIP No. 148411 309	SCHEDULE 13D	Page 9 of 11

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
The aggregate percentage of Common Stock reported owned by each Reporting Person is based upon 3,649,658 shares of Common Stock outstanding as of February 24, 2020, which was reported in the Company’s Form 10-K filed with the Securities and Exchange Commission on February 27, 2020.
(a)	As of the date hereof, Qualified Master Fund may be deemed to be the beneficial owner of 233,472 shares of Common Stock, constituting 6.4% of the outstanding shares of Common Stock.
Qualified Master Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 233,472 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 233,472 shares of Common Stock.
As of the date hereof, the General Partner, the Investment Adviser, Mr. John Barrett and Mr. Eric Soderlund, may be deemed to be the beneficial owner of the  233,472 shares of common stock owned by the Qualified Master Fund, constituting 6.4% of the outstanding shares of Common Stock.
The General Partner, the Investment Adviser, Mr. John Barrett and Mr. Eric Soderlund have the sole power to vote or direct the vote of 0 shares of Common Stock; have the shared power to vote or direct the vote of 233,472 shares of Common Stock; have the sole power to dispose or direct the disposition of 0 shares of Common Stock; and have the shared power to dispose or direct the disposition of 233,472 shares of Common Stock.
Because of the relationship between the Reporting Persons and the other stockholders of the Company party to the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own a total of 2,297,722 shares of Common Stock, which represents the aggregate number of shares of Common Stock beneficially owned by the parties to the Stockholders Agreement and 63.0% of the total number of outstanding shares of Common Stock.

CUSIP No. 148411 309	SCHEDULE 13D	Page 10 of 11

(b)	See facing pages for each Reporting Person.
(c)	Information with respect to all transactions in the shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4.
(d)	None.
(e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:

The Reporting Person’s response to Item 4 is incorporated by reference into this Item 6.

As of the date of this Amendment No. 1, the Reporting Persons held $28,340,524 in aggregate principal amount of the Old Notes.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 5 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 5	Joint Filing Agreement between Corre Opportunities Qualified Master Fund, LP, Corre Partners Advisors, LLC, Corre Partners Management, LLC, Mr. John Barrett and Mr. Eric Soderlund.

Exhibit 6
Form of Support Agreement between A.M. Castle & Co. and holders who, in the aggregate, hold in excess of 96% of the Company’s outstanding 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (incorporated by reference to Exhibit 10.1 to A.M. Castle & Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2020 (File No. 1-5415).

CUSIP No. 148411 309	SCHEDULE 13D	Page 11 of 11

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2020

Corre Opportunities Qualified Master Fund, LP

By:	/s/ Eric Soderlund
Name: Eric Soderlund
Title: Authorized Signatory

Corre Partners Advisors, LLC

By:	/s/ Eric Soderlund
Name: Eric Soderlund
Title: Authorized Signatory

Corre Partners Management, LLC

By:	/s/ Eric Soderlund
Name: Eric Soderlund
Title: Authorized Signatory

By:	/s/ Eric Soderlund
Eric Soderlund

By:	/s/ John Barrett
John Barrett

EXHIBIT 5

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated:  March 2, 2020

Corre Opportunities Qualified Master Fund, LP

By:	/s/ Eric Soderlund
Name: Eric Soderlund
Title: Authorized Signatory

Corre Partners Advisors, LLC

By:	/s/ Eric Soderlund
Name: Eric Soderlund
Title: Authorized Signatory

Corre Partners Management, LLC

By:	/s/ Eric Soderlund
Name: Eric Soderlund
Title: Authorized Signatory
By:	/s/ Eric Soderlund
Eric Soderlund

By:	/s/ John Barrett
John Barrett